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August 1, 2014

VIA EDGAR

CONFIDENTIAL

Jay Ingram, Legal Branch Chief

Sherry Haywood, Staff Attorney

Anne McConnell, Staff Accountant

Melinda Hooker, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Sky Solar Holdings, Ltd. (formerly Sky Power Holdings Ltd.)
Amendment No. 2 to Confidential Draft Registration Statement on Form F-1
Submitted June 24, 2014
CIK No. 377-00571

Ladies and Gentlemen:

We would like to advise you that Sky Power Holdings Ltd. changed its name to Sky Solar Holdings, Ltd. on June 26, 2014. In this letter, we refer to Sky Solar Holdings, Ltd. and Sky Power Holdings Ltd., individually and together, as the “Company” or the “Listco.” The Company has requested that we respond to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated July 14, 2014, relating to the Company’s draft registration statement on Form F-1 confidentially submitted to the Staff on June 24, 2014 (the “June 24 Draft Registration Statement”).

We wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments. On behalf of the Company, we submit to the Staff the Company’s revised draft registration statement on Form F-1 (the “Revised Registration Statement”), showing changes from the June 24 Draft Registration Statement. Pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”), this response letter and the enclosed Revised Registration Statement are being submitted to the Staff on a confidential basis, and the Revised Registration Statement is being submitted as a draft in unsigned form.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

The Company has responded to the Staff’s comments by revising the June 24 Draft Registration Statement, providing an explanation if the Company has not so revised the June 24 Draft Registration Statement or providing supplemental information as requested.

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page number references relate to the marked version of the Revised Registration Statement. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the Revised Registration Statement.

Table of Contents, page i

1.              We note your response to comment 4 in our letter dated May 12, 2014. Please revise to disclose that you will update the information in the prospectus as required by law.

The Company notes the Staff’s comment in relation to comment 4 in the Staff’s letter dated May 12, 2014 and will provide the Staff with copies of any graphics that it will use in the prospectus, as soon as such graphics are ready and, in any event, with sufficient time for the Staff’s comments prior to the printing and circulation of the preliminary prospectus.

Prospectus Summary, page 1

2.              We note your response to comment 8 in our letter dated May 12, 2014. Please revise to disclose that you derive all of your income from your affiliates.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 53 of the Revised Registration Statement to include the disclosure that the Company derive all of its income from its subsidiaries.

Capitalization, page 47

3.              We note disclosure that Sky Power Group Ltd. is converting its preferred shares and notes into “its” ordinary shares. If true, please clearly disclose that the conversion is converting the Sky Power Group Ltd. preferred shares and notes into your ordinary shares.

The Company respectfully advises the Staff that the preferred shares and convertible notes of Sky Power Group Ltd. will not be converted into the Listco’s ordinary shares directly and there will be a three-step process for holders of preferred shares and convertible notes of Sky Power Group Ltd. to become direct holders of the Listco’s ordinary shares.

•                  As the first step immediately prior to the initial public offering, all of the outstanding preferred shares and convertible notes issued by Sky Power Group Ltd. will be converted into the ordinary shares of Sky Power Group Ltd.

•                  As the second step, the Listco, Sky Solar Holdings, Ltd., will issue ordinary shares to Sky Power Group Ltd. in addition to the one share Sky Power Group Ltd. already owns for nominal consideration.

•                  As the third step, Sky Power Group Ltd. will distribute all ordinary shares it owns in the Listco in exchange on one-to-one basis for the ordinary shares its shareholders own in Sky Power Group Ltd.

The Company has revised disclosures on pages 47 and 135 of the Revised Registration Statement to further clarify the description of the three-step process.

4.              Please explain the business purpose for the spin-off of the parent company shares to your shareholders.

The Company respectfully advises the Staff that the parent company currently has no operations of its own and the business purpose for the spin-off of the parent company shares to shareholders of the Listco is two-fold: (1) the shareholders of the parent company will become direct shareholders of the Listco and can exercise shareholders’ rights directly; and (2) some of the current shareholders of the parent company will no longer be shareholders of the parent company after the spin-off, thus they will have the option not to participate in the investment activities the parent company may be involved in the future.

The Listco was established to facilitate the listing of the business of the parent company and separate the investment function of the parent company from the operations that will be listed. By establishing the Listco, shareholders of the Listco’s parent company would be able to and intended to invest in opportunities that would not become part of the Listco.

Selected Consolidated Financial and Operating Data, page 55

5.              We note your response to comment 15 in our letter dated May 12, 2014; however, it is not clear to us if or when you intend to reflect changes to your capital structure that will occur immediately before the IPO in per share disclosures in your filing. We note your intention to revise your financial statements to comply with IAS 33.64; however, we also note your financial statements were authorized for issue on April 14, 2014. Please clarify or advise.

The Company respectfully advises the Staff that once the issuance of 336,796,668 ordinary shares to Sky Power Group Ltd. is approved by the board, which is expected to be completed immediately before the IPO, the Company will revise the financial statements to reflect the share split and retrospectively adjust the earnings (losses) per share calculation for the reporting period in accordance with IAS 33.64. The revised financial statements will be dual dated and subject to approval by the Company’s board of directors for issue, and an amended F-1 including the revised financial statements will then be filed with the SEC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

Critical Accounting Policies, page 65

Revenue Recognition, page 67

6.              We note your response to comment 20 in our letter dated May 12, 2014. Please revise your disclosures to quantify the amount of revenue you recognized during each period presented using the percentage of completion method and clarify there were no contracts for which you were not able to estimate outcomes during the periods presented.

In response to the Staff’s comment, the Company has revised disclosure on pages 67 and 68 of the Revised Registration Statement to disclose the amount of revenue recognized using the percentage of completion method and clarified there were no contracts that were unable to estimate outcomes for all the periods presented.

IPP Solar Parks, page 68

7.              We note your response to comment 21 in our letter dated May 12, 2014. Due to the significant impairment charge you recorded in 2013 and your potential exposure to future impairments, please revise your filing to disclose the key assumptions you used to determine value in use and sensitivity disclosures related to each key assumption.

In response the Staff’s comment, the Company has revised disclosure on page 69 of the Revised Registration Statement to disclose the key assumptions and sensitivity analysis related to each key assumption.

8.              Please also revise your filing to reconcile the disclosure on page 68 that you define each operational solar park generating electricity income as a cash generating unit for impairment testing with the disclosure in note 22(B) on page F-49 that appears to indicate you regard IPP solar parks “by region” as cash generating units.

In response the Staff’s comment, the Company has revised disclosure on page F-50 of the Revised Registration Statement.

Results of Operations, page 73

9.              We note your response to comment 24 in our letter dated May 12, 2014. In light of the changes in your operations and the terms and nature of your power purchase agreements, please revise your filing to disclose and discuss the amount of revenues you expect to generate under existing agreements and address the potential risks and uncertainties related to these agreements.

The Company respectfully advises the Staff that the Company does not believe that the disclosure of the prospective IPP revenue the Company expects to generate under the existing agreements can be estimated with any degree of certainty, therefore such forward looking disclosure may be misleading to investors.

In order to calculate prospective revenue based on a power purchase agreement, the Company has to make the following assumptions:

1.              The Company has to assume that future solar radiation in each region during the term of the agreement will be consistent with the historical data in the respective region. While the Company expects radiation in each region to be largely stable over a long period of time, the radiation data may be different year to year due to weather and other climate conditions.

2.              The Company’s revenue in any solar park is also dependent on system efficiency of the solar park, which is inherently uncertain. This is because system efficiency is dependent on the quality of the solar panels, PV modules and balance-of-system components in the solar parks and the quality of maintenance services performed in the solar parks.

3.              The Company has to assume that the FIT price will not change over the term of a power purchase agreement, while it is possible that relevant government authorities in various countries the Company operates may change the FIT price during the term of a power purchase agreement.

The above assumptions are subject to risks and uncertainties and the Company has disclosed the relevant risks and uncertainties on pages 13, 21 and 23 of the Revised Registration Statement. As a result, the Company does not believe that the prospective IPP revenues can be estimated with any degree of certainty, therefore such forward looking disclosure may be misleading to investors.

10.       We note your responses to comments 25 and 26 in our letter dated May 12, 2014. Please revise your filing to:

•                                          Disclose and discuss gross profits and gross profit margins by revenue source during each period presented. In this regard, based on disclosures in your financial statements, it appears to us that virtually all gross profits prior to 2013 related to construction services; and

The Company respectfully advises the Staff that the Company does not perform gross profit or gross profit margin analysis by revenue source on a periodical basis. The Company does not rely on the analysis of gross profits or gross profit margins in different revenue streams in allocating resources and assessing performance. Instead, the Company assesses the FIT policies, the electricity prices, cost structures, availability of project financing, and country economic and political risk profiles in determining business models adopted in each region. Regional operational performance is analyzed using similar measurements. In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 76 of the Revised Registration Statement to include a more detailed discussion of the changes in gross profits and gross profit margins.

•                                          Disclose and discuss your expectations regarding administrative expenses. In this regard, we note your disclosure of “the fixed nature” of these expenses; however, in light of the changes in your operations, it appears to us it may be necessary to reduce these expenses prospectively.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Revised Registration Statement to include its expectation regarding administrative expenses and a more detailed discussion on the fixed nature of the administrative expenses.

Liquidity and Capital Resources, page 76

11.       We note your response to comment 28 in our letter dated May 12, 2014. Due to the significance and ageing of your receivables, please revise your filing to disclose the additional information you provided in your response, including the aging of receivables at year-end, amounts collected subsequent to year end, and the status of material receivables.

In response to the Staff’s comment, the Company has revised its disclosure on pages 79 and 80 of the Revised Registration Statement to include the aging of the receivables at year-end, the subsequent settlement of the receivables, the amounts collected in cash subsequent to year end, and the status of material receivables.

Description of Share Capital, page 139

12.       We note your response to comment 33 in our letter dated May 12, 2014. Please reconcile your disclosure of 45 days under “How do you vote, page 152” with your disclosure of ten days under “Holders of ADSs have fewer rights than shareholders, page 37” and Meetings, page 140”. Also, please limit your use of the term “subject to” under the headings “Variation of Rights,” “Alteration of Capital,” and “Transfer of Shares” since it implies additional rights that are not explained in your description.

The Company notes the Staff’s comment. Under the amended and restated articles of association of the Company, like the articles of association of many other Cayman Islands companies, the minimum notice period required to be given to members to convene a general meeting is ten days. While the depositary is a member and would receive notice of any general meetings, the ADS holders are not members.  They are required to instruct the Depositary how to vote the shares underlying their depositary interests at any general meeting.  As ten days may not be sufficient time for the Depositary to send the voting materials to ADS holders and/or receive instructions from ADS holders on how to vote the shares at any general meeting, in order to give ADS holders a reasonable opportunity to instruct the depositary how to vote, as a contractual matter, we may agree in the depositary agreement to give the depositary 45 days’ notice (rather than the usual ten days) of any general meeting.

In response to the Staff’s comment, the Company has revised its disclosure on pages 144 and 145 of the Revised Registration Statement to further limit the use of the term “subject to.”

Consolidated Financial Statements

Consolidated Statements of Profit or Loss…, page F-3

13.       We note the additional information you provided in note 12 in response to comment 36 in our letter dated May 12, 2014. Please also disclose the nature of material expenses included in cost of sales and services. In addition, please consider not presenting depreciation of property, plant and equipment, amortization of intangible assets and auditor’s remuneration separately since they are now included in administrative expenses.

In response to the Staff’s comment, the Company has revised disclosure in note 12 on pages F-40 of the Revised Registration Statement to include additional information on the Company’s cost of sales and services by nature, and remove certain disclosure which are included in cost of sales and services or/ and administrative expenses as suggested.

Notes to the Consolidated Financial Statements

14.       We note your response to comment 38 in our letter dated May 12, 2014 and appreciate the information you provided; however, it is not clear to us how you determined that if a solar park is not complete it is not a business. Please provide us additional information regarding the steps and timeframes necessary to construct and complete a solar park.

The Company respectfully advises the Staff that there are essentially three phases in the development of a solar park, which can be articulated as: I) permit development, II) construction and III) operations.

I)                                       Permit development:

With respect to phase I, the Company performs comprehensive industry and administrative due diligence prior to entering a new market and beginning the permit development process, which can take a year or more depending on local regulations.  The permit development process involves obtaining the permissions and licenses needed to build the solar park based on the administrative requirements of the local power and government authorities. The Company may develop permits from green field, which is called “Primary Development”, or acquire permits and other development rights from specialized permit developers, which are called “Secondary Development”. The permits acquired through “Secondary Development” may contain omissions or other technical flaws that require further remediation action and can impact the project timeline, which will ultimately jeopardize the potential viability and/or economic return of the project.

Permit development is considered “complete” when the permits are sufficient for the Company to begin construction, but not necessarily sufficient to legally sell electricity.  Some permits are conditional, such as PPAs that carry validity and price conditions requiring completed construction and grid connection by a certain deadline (otherwise the PPA may be deemed invalid by the local regulator or subject to price changes). Sometimes key permits are not awarded until after construction has begun.  For example, in some jurisdictions the PPA itself is not officially awarded until after the solar park is successfully connected to the grid. In all jurisdictions in which we have operated to date, a solar park’s operational license, the official permission to sell electricity, is not awarded until the plant passes a trial operational period after connecting to the grid. Thus, even when permit development is “complete”, the power plant will still need to acquire further licenses or permits as the project moves through the development process.  At this stage, financing plan has not been performed and the availability of project financing poses a significant risk to the viability of the project (see details of financing plan in Phase II below).  As a result, a project company is lack of significant inputs (construction of solar park not yet commenced) and processes (EPC contracts, financing, all required permitting including PPAs and final operational permit, and operations) at the end of Phase I to qualify as a business.

II)                                  Construction

After permit development and the overall project evaluation pursuant thereto, the next phase in the development process, phase II, is plant construction.  The Company performs construction plan and financing plan in this phase, and normally will start the construction only when the financing plan for the construction is finalized.  If the project financing process is delayed or yields unfavorable financing options, the Company may be required to liquidate or abandon the project.  We have had to abandon fully permitted projects in the past, for example, if the FIT validity deadline expired due to a delay in obtaining adequate financing or because the projected grid connection costs were too high in light of the financing options available. In addition, the lack of available financing in new geographic jurisdictions resulted in the Company abandoning several projects in the preliminary permitting phase in South America, North America and South Europe.

Once the financing has been secured and construction commences, the completion of construction can take 3-6 months.  However, sometimes seasonal or unforeseen conditions (such as frozen ground) can defer the commencement date and/or prolong the overall construction timetable.

Upon the substantial completion of construction, the solar plant will be connected to the grid and as noted above, at this time the grid company and/or local authority will perform tests on the plant for compliance, and also oversee the plant for a short trial operational period. If the trial is not successful, the owner of the solar plant will be required to make adjustments, which can range from minor to major, and could require re-permitting or equipment re-fitting that can risk missing legally imposed deadlines or compliance standards.  If the trial is successful, the solar plant starts its commercial operation and is able to generate electricity income.  Early in the Company’s history, some technical issues were revealed in some of our German projects during the final trial, which forced us to abandon the projects. Therefore, obtaining the operational license represents a significant milestone in the overall development process of a solar park, indicating a solar park has reached phase III.  Accordingly, prior to connection to the grid and obtaining the operational license, the Company believes a project company is lack of significant inputs (a completed solar park) and processes (final operational permits and operations) at the end of phase II to qualify as a business.

III)                             Operations

Once the operational license is obtained, the solar park starts its commercial operation to generate electricity income. The major activities in this phase are operating and maintaining the solar park to perform at its designed specification. At this point, the project company has all the inputs and processes to constitute a business.

With the exception of the two project companies in Czech the Company acquired in 2011 that were completed solar parks and accounted for as businesses, in each instance when the Company acquired project companies, the project companies were still in the phase I, of permitting or having just completed the “permit development”

phase described above. In every instance where the Company has acquired these project companies to date, they have lacked substantive inputs (construction of the solar park had not commenced) and processes (EPC contracts, financing, all required permitting, including PPAs, and final operational approval) that are necessary for the integrated set of activities to produce outputs (e.g. an operating solar park to generate electricity).  As such, the Company reiterates its position that the project companies it has acquired to date, clearly lack substantive inputs and processes, which will be required in order to generate electricity, the outputs, and therefore do not qualify a business as defined by IFRS 3.

3. Significant Accounting Policies — Revenue Recognition, page F-14

15.       We note your response to comment 40 in our letter dated May 12, 2014. In regard to your analysis of whether or not power purchase agreements contain a lease based on the guidance in IFRIC 4, please more fully explain to us how you determined the price the purchaser will pay is fixed per unit of output. Specifically address if your power purchase agreements are subject to inflationary or any other price adjustments and if they contain any potential damage provisions. Also, please address if and how you considered the recent revisions in fixed prices that occurred in Greece in your analysis. Finally, please address if and how you evaluated whether your power purchase agreements are derivatives.

The Company respectfully advises the Staff that the pricing structure in our power purchase agreements (“PPAs”) varies by geographic regions. The following table summarizes the IPP capacity held in each region as of December 31, 2011, 2012, and 2013, respectively, whether there is PPA arrangement in place, and if so, a summary of the pricing terms under the PPA arrangement as of December 31, 2013:

	Capacity of IPP solar parks held by the Group as of December 31,			PPA signed or
Region	2011	2012	2013	not	Price structure
Japan	Nil.	11.1MWp connected to the grid, 4.9MWp under construction,	14.9MWp connected to the grid, 3.6MWp under	Yes	The price, as stated in the PPAs, is fixed per unit of output for 20 years, and there are no adjustments or variability of the

		and 123.6MWp under permits development stage.	construction, and 339.7MWp under permits development stage.		price, under the terms of the Feed-in-Tariff Scheme for Renewable Energy in Japan.
Greece	Nil.	2.0MWp connected to the grid on December 17, 2012, 1.4MWp under construction, nil under permits development.	21.8MWp connected to the grid, nil under permits development or construction.	Yes

The PPAs do not set price directly but refer to relevant laws and regulations. Under prevailing Greek Law, all PPAs are regulated and therefore all pricing is established by the Ministry of Environment, Energy and Climate Change in accordance with a pricing matrix which specifies a market rate per unit of output applicable to solar parks based on the solar park capacity and year of connection to the grid. Annually, the Ministry of Environment, Energy and Climate Change resets the market rates for each category in accordance with the pricing matrix. Due to the regulated nature of the market in Greece, and lack of an available secondary market, the Company believes the pricing in accordance with the pricing matrix as established by the Ministry of Environment, Energy and Climate Change. Accordingly, the pricing per the PPAs for each unit of output is based on the current market rate at the time of delivery.

Czech	Nil.	9.9MWp connected to the grid, nil under permits development or construction.	5.6MWp connected to the grid, nil under permits development or construction.	Yes.

The PPAs do not set price directly but refer to relevant laws and regulations. Under prevailing Czech Law, all PPAs are regulated and therefore all pricing is established by the public regulator — Energy regulatory office (“ERÚ”), in accordance with a pricing matrix which specifies a market rate per unit of output applicable to solar parks based on the capacity of the solar park and year of connection to the grid. Annually, ERU resets the market rates for each category in accordance with the pricing matrix. Due to the regulated nature of the market in Czech, and lack of an available secondary market, the Company believes the pricing established by the ERU in accordance with the pricing matrix represents a market rate.

Accordingly, the pricing per the PPAs for each unit of output is based on the current market rate at the time of delivery.
Spain	Nil	0.9MWp connected to the grid, nil under permits development or construction.	0.9MWp connected to the grid, nil under permits development or construction.	No. The electricity is sold to the market through market representative.	Not applicable.

In the Company’s response to comment 40 of the SEC’s Comment letter dated May 12, 2014, the Company indicated that Paragraph 9 (c) of IFRIC 4 was not met, as the price that the grid company will pay for the electricity prices during the term is contractually fixed per unit of output.  However, as discussed in the response to comment 16 of the May 12, 2014 letter, and in the details included above, in certain regions, the price paid under the PPA’s are not specified as a fixed price in the PPA itself, but rather are based on a market price per unit of output as of the time of delivery of the output, as set by a regulatory body; such pricing does not alter the conclusion that the PPAs do not contain leases.  Further, the Company also confirms that none of the PPAs in any region contain any potential damage provisions.  Accordingly, the Company respectfully notes that Paragraph 9 (c) of IFRIC 4 is not met, as the price paid for the electricity during the term is contractually fixed per unit of output (as is the case for Japan) or based on a current market rate per unit of output as of the time of delivery of the output (as in the case of Greece and Czech).  Therefore, as none of the conditions in Paragraph 9 of IFRIC 4 have been met, the Company has concluded that its PPA agreements do not contain leases.

Also, in response to the Staff’s comment, the Company notes that it has considered the implication of the recent revisions of Feed-in Tariff policies in Greece. The revisions primarily consisted of (1) a reduction of Feed-in Tariff rate by more than 30%; and (2) an extension of the 20 year duration of PPA duration by additional seven years for solar parks with less than 12 years of operating history. During the extension period, the Company has two options on pricing to be either the price calculated based on the pricing matrix set by the regulatory body or a price calculated according to a formula. (Please refer to details on page 114 of the Revised Registration Statement).

The Company concluded that the reduction of the Feed-in Tariffs in Greece during April of 2014 would not change the conclusion reached above (i.e., the pricing per the PPAs for each unit of output is based on the current market rate at the time of delivery therefore the PPAs do not contain leases). There are two considerations in this determination: (1) As indicated above, the PPAs for solar parks in Greece do not set price directly but refer to relevant laws and regulations, i.e., the prices set by the Greek Ministry of Environment, Energy and Climate Change. The reduction represents a change in the law mandated by the regulator, and effectively a change in the market price (a significant decline in market rates) which impacts all solar parks in the region. The change was not contemplated by the provisions of the PPA and was not within the control of either party to the PPAs. The Company does not have the ability to avoid or influence the change in market rate.  (2) The reduction does not change the legality and enforceability of the original PPAs. While the Company believes that the possibility of similar legislated price changes (specifically a retrospective change as the one incurred this time) in the future to be remote, future pricing is subject to change based on future changes in the market rate which is permissible according to the PPAs.

However, the Company notes that the 7-year extension of PPA duration for solar parks with less than 12 years of operating history and the pricing options provided for the extended period constitutes a modification to the PPAs, which warrants a reassessment as to whether the modified PPAs would contain a lease pursuant to IFRIC 4. The Company is currently assessing the accounting implication for such modification to the PPAs and preliminarily concluded that the pricing options would cause the PPA’s to meet the criteria as set out in Paragraph 9c of IFIRC 4, as a solar park during the extended period would be entitled to a price different from the price determined according to the pricing matrix, the pricing per the PPAs for each unit of output would no longer be considered as based on market rate at the time of delivery.  As such, the PPAs would be considered to contain leases under IFRIC 4 as a result of the modification.  Furthermore, the Company preliminarily concluded these modified PPAs should be accounted as operating lease under IAS 17, Leases.  The Company is in the process of preparing interim financial information for the 6-month period ended June 30, 2014 and will reflect these changes prospectively as a result of the modification to the PPAs in the interim financial information to be filed in the near future.

With respect to the Staff’s query regarding whether or not the PPAs constitute a derivative instrument, the Company has performed the following analysis in accordance with the relevant guidance under IAS 39 and concluded that the PPAs are not derivatives:

IAS 39 paragraph 9 defines a derivative as a financial instrument or other contract with all three of the following characteristics:

a.                                          its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the ‘underlying’);[emphasis added]

b.                                          it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

c.                                           it is settled at a future date.

However, IAS 39.5 provides scope exception to certain contracts:

This Standard shall be applied to those contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments, with the exception of contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the entity’s expected purchase, sale or usage requirements. [emphasis added]

In the Company’s case, the PPAs are entered into for the sole purpose of delivering electricity generated by a particular solar park, which is a non-financial item, in accordance with the Company’s expected sale requirements.  The Company is entitled to receive cash based on the volume of electricity generated and the contracted per unit price. There is no mechanism to net settle amounts owed under the PPAs. As such, the Company has concluded that the PPAs are not and do not contain derivatives within the scope of IAS 39.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Subsidies for solar parks and spot market electricity tariff, page 59

16.       We note your response to comment 41 in our letter dated May 12, 2014. In regard to your construction services, please address the following:

•                                          Tell us the general process and timeframe for constructing solar parks, including if permits and modules are always included with construction services.

•                                          When you sell permits and provide construction services, explain to us why or why not the permits are included in your percentage of completion estimates.

•                                          When you sell solar modules and provide construction services, explain to us why or why not the solar modules are included in your percentage of completion estimates.

The Company respectfully advises the Staff that the general process and timeframe for constructing solar parks are described in the Company’s response 14.  Under the Pipeline plus EPC services, the Company sells permits and provides EPC services to the counterparty at different stages of the construction cycle. In most of the EPC arrangements, the Company is acting as the general EPC contractor and is also responsible for sourcing of key components including solar modules to be used in constructing the solar park.

When considering whether multiple contracts shall be combined as one transaction, the Company refers to paragraph 13 of IAS 18, which indicates that the recognition criteria under IAS 18 are usually applied separately to each transaction unless:

•                  It is necessary to apply the criteria to the separately identifiable components of a single transaction to reflect the substance of the transaction, or

•                  Two or more transactions are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole.

The Company considers there are two identifiable components in the overall Pipeline plus EPC services arrangement: (1) permits and (2) construction services (including procurement of solar modules), and recognize revenues associated with each component based on their respective revenue recognition model. Revenues for permits are recognized upon transfer of the equity interest in the relevant project companies. Revenues for EPC services are recognized based upon estimated percentage of completion over the construction period.

Permits are deemed as a separately identifiable component primarily based on the following considerations:

•                  EPC services and permit sales (via project company equity sales agreements) are separate transactions embodied in separate contracts. Sales of permits are not contingent upon granting of an EPC service contract (i.e., there’s no contractual term requiring Sky Solar to be the EPC provider in the permit agreement, or requiring the customer to purchase the permit from the Company in the EPC contract). Billing of permits sales and EPC services are made seperately. Payment terms and conditions for permits and EPC services are different as described in their contracts.

•                  The permits have stand-alone value and can be sold to/purchased from 3rd parties independently from EPC contract. There’s an established market for permit transactions, as further discussed in our response to Commment 14. Historically, the Company has also sold permits on a stand-alone basis to third-parties and they may do so in future as well.

•                  The price for permits is determined with reference to their market value, generally determined with reference to similar transactions in the market.

•                  There are no contractual rights for returning the permits. Risks and rewards of the permits are transferred upon transfer of equity shares of the special purpose entity that holds them. Any subsequent loss (for example, the construction work cannot be completed) would be borne by the acquirer of the permit.

•                  Considerations owned in connection with the sale of permits is normally collected within a short period of time, and is not contingent on the status of or delivery of EPC services.

Solar modules sourced as part of the EPC service arrangement are not considered as a separate component from the EPC service arrangement, and are combined into the EPC service component and included in the percentage of completion estimates for the purpose of recognizing EPC service revenues.  This conclusion is primarily based on the fact that the Company is acting as an EPC general contractor whose service scope includes a) engineering and design of the solar park; b) procurement of components of the solar park, like solar modules and invertors, etc. c) provide construction and project management services. Under the EPC contracts, the Company is responsible for engineering and design of the solar park, and based on the design, equipment including module specifications are then be determined. Also, the Company needs to manage the module sourcing logistics to be in line with the overall project schedule. Therefore, solar modules are not a separately identifiable component in the EPC arrangement, and are in substance part of the EPC construction service provided by the Company. According to paragraph 13 of IAS 18 as quoted above, the procurement and sale of solar modules are accounted for as part of the EPC service revenue, recognized following the accounting policy applicable to construction service. As such, solar modules are included in the percentage of completion estimation. The associated revenue is recognized when the modules have been delivered and installed.

5. Financial Instruments, page F-28

17.       As noted in comment 44 in our letter dated May 12, 2014, it continues to appear to us that the amount you label as “total loans and receivables” should be revised since it also includes restricted cash and cash and cash equivalents. Also, please reconcile the amount related to “trade and other receivables” in note 5 with amounts in note 20.

In response to the Staff’s comment, the Company has revised disclosure on page F-29 of the Revised Registration Statement.

The amount labeled as “trade and other receivables” in note 5 on page F-29 can be reconciled to note 20 on page F-46 as below:

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Trade and other receivables in note 20	21,760,443	73,375,137	66,706,569
Less: items not considered as financial instruments:
Prepaid assets and prepayments	(690,305)	(4,309,079)	(5,945,472)
Prepaid consultancy fee	(4,725,829)	(4,725,829)	—
Deposits	(4,499,845)	(1,088,000)	(1,575,310)
Value-added tax recoverable	(2,038,558)	(5,400,466)	(4,910,698)
Trade and other receivables in note 5	9,805,906	57,851,763	54,275,089

18. Amount(s) Due From (To) Sky Solar Holdings, page F-42

18.       Please further revise your filing to explain why you advanced funds to Sky Solar Holdings in 2013 and disclose the subsequent repayment of the advance, as noted in your response to comment 45 in our letter dated May 12, 2014, here or in MD&A.

In response to the Staff’s comment, the Company has revised the disclosure in the MD&A on page 81 of the Revised Registration Statement to include the reason why the Company advanced funds to Sky Solar Holdings in 2013 and the subsequent repayment of the advance. The Company respectfully advises the Staff that details on the Company’s advance to Sky Solar Holdings in 2013, including the reason why the Company advanced funds to Sky Solar Holdings, the term of the advance and the subsequent repayment of the advance, are also disclosed on page 138 of the Revised Registration Statement.

20. Trade and Other Receivables, page F-45

19.       Please update the status of the deposit on project assets, as noted in your response to comment 46 in our letter dated May 12, 2014, here or in MD&A.

In response to the Staff’s comment, the Company has revised the disclosure in the MD&A on page 80 of the Revised Registration Statement to include the status of the deposit on project assets.

26. Trade and Other Payables, page F-53

20.       We note your responses to comments 49 and 50 in our letter dated May 12, 2014; however, it does not appear to us that you have provided all the disclosures required by IAS 37.84 and 85. Please revise your disclosures related to the provision you recorded to disclose: when you recorded it, any changes in the amount you recorded during the period presented, and a brief description of the nature of the litigation.

In response to the Staff’s comment, the Company has revised disclosure on page F-56 of the Revised Registration Statement.

32. Acquisition of Subsidiaries, page F-61

21.       We note your response to comment 53 in our letter dated May 12, 2014; please further explain to us how you determined the amount you recorded related to IPP solar parks, including how the amount you recorded relates to the carrying value of those assets recorded by ChaoriSky Solar. Also, please demonstrate to us how you determined no additional financial statements are required under Rule 3-05 of Regulation S-X.

The Company respectfully advises the Staff that the IPP solar parks acquired from ChaoriSky Solar were recorded at estimated fair value upon acquisition, which was determined based on a valuation performed by a third party valuer.

The Company performed the following tests in accordance with Rule 3-05 of Regulation S-X:

Income Test:

Net loss before taxation of the IPP Solar Parks acquired for 2012*	US$	485,266	A

Net profit before taxation of the Group for 2012	33,494,898
Add: net profit before taxation attributable to non-controlling interests	81
Less: revenue recognized by the Group from sales to the IPP Solar Parks acquired	19,913,479
Adjusted net profit before taxation of the Group	US$	13,581,338	B

Significance test result	4%		A/B

*all five solar parks acquired incurred losses in 2012. Used absolute value for testing herein in accordance with Rule 1-02(w)

Investment Test:

Purchase consideration	US$	18,764,241
Adjustment for intercompany balances:
Less: amount due from the Group	14,347
Add: amount due to the Group	27,733,151
Adjusted purchase consideration	US$	46,483,045	C

Total assets of the Group as of 12/31/2012	290,861,888
Less: amounts due from the IPP Solar Parks acquired	15,880,902
Adjusted total assets of the Group	US$	274,980,986	D

Significance test result	17%		C/D

Asset Test:
Total asset of the IPP Solar Parks acquired as of 12/31/2012	44,835,384
Less: amount due from the Group	15,880,902
Adjusted total assets of the IPP Solar Parks acquired	US$	28,954,482	E

Adjusted total assets of the Group as of 12/31/2012	US$	274,980,986	D

Significance test result	11%		E/D

*represent carrying value recorded by ChaoriSky Solar before the acquisition, without adjustment to step up the acquiree’s basis for acquisition pursuant to SEC Rule  1-02(w) (1)

Based on the testing results, the Company determined that no additional financial information is required under Rule 3-05.

22.       We note your responses to comments 53 and 54 in our letter dated May 12, 2014. In regard to ChaoriSky Solar, please more fully explain to us how you assessed their ability to finance the solar parks you constructed for them as well as the specific facts and circumstances that resulted in such financing not ultimately being available. In addition, based on the significant impact that transactions with ChaoriSky Solar had on your financial statements, it appears to us you should provide disclosures in the forepart of your filing that highlight these transactions including disclosing: the amount of revenue you recognized from ChaoriSky Solar; the amount of cash you actually collected from ChaoriSky Solar related to the revenue you recognized; the amount of assets you repurchased from ChaoriSky Solar to settle amounts due from them; and the facts and circumstances that lead to these transactions.

The Company respectfully advises the Staff that as of December 31, 2012, the Company determined its receivable due from ChaoriSky Solar was collectable based on the following:

a.              ChaoriSky Solar had an established history of good payments for its transactions with the Company. From January 1, 2011 to September 30, 2012, the Company rendered EPC plus Pipeline services to ChaoriSky for solar parks in Bulgaria and Greece and recorded a total of US$81.9 million in revenue during this period and collected US$67.1 million as of September 30, 2012, and no overdue balances by then. We rendered EPC services to Chaorisky of US$34.6 million in Q4 2012, which was conducted on credit term according to the contract. We had no basis to doubt the collectability of receivables due from ChaoriSky due to the historical settlement records and no significantly overdue receivables.

b.              On December 15, 2011, China Development Bank granted a long term financial facility to Shanghai Chaori Solar Energy Science & Technology Co. Ltd. (“Shanghai Chaori”), who is the ultimate majority shareholder of ChaoriSky Solar,. Such facility was granted to Shanghai Chaori which includes its subsidiaries, and the facility was to be used for solar projects development in Europe, include Bulgaria, Greece, and other European countries;

c.               During the first half of 2012, ChaoriSky Solar has successfully drawn down loans under the facility mentioned above from China Development Bank to finance its projects in Bulgaria;

d.              In early Q4 2012, China Development Bank has substantially completed its due diligence works for solar projects in Greece which were invested by ChaoriSky Solar. The Company worked closely with China Development Bank to assist in their carrying out the due diligence work, and the Company was aware that no significant issues were identified during the process. The Company was also informed that in late Q4 2012, the internal credit committee approval process was initiated and the overall financing arrangement was in good progress.

e.               In its 3rd quarter 2012 public release, Shanghai Chaori published very strong financial projections for 2012.

Under such circumstance, the Company believed its assessment of the credit worthiness of ChaoriSky Solar was appropriate at the time when services were delivered and that they would be able to obtain the loan facility from China Development Bank and ChaoriSky Solar was able to make the payments in time.

Starting in January of 2013, the Company noted a deterioration of Shanghai Chaori’s overall financial position. On January 17, 2013, Shanghai Chaori announced negative financial results for the year ended December 31, 2012.  The financial difficulties of Shanghai Chaori prompted China Development Bank to revisit the loan application of ChaoriSky Solar.  In Q1 2013, the Company was advised that China Development Bank started to re-evaluate the loan application from ChaoriSky Solar, and eventually disqualified the loan application due to the uncertain liquidity situation of its parent company, Shanghai Chaori.  These negative developments triggered the Company to reassess the collectability of its accounts receivables from ChaoriSky Solar.  The assessment included an analysis on ChaoriSky Solar’s ability and intention to pay.  The Company has determined while that China Development Bank has disqualified the loan application, ChaoriSky Solar would be able to generate sufficient cash flows to pay off the accounts receivable as ChaoriSky Solar has solar parks in constructions for which they can either operate them upon completion or sell the solar park assets in the open markets at a value well above the outstanding amount of the accounts receivable.  Furthermore, based on ongoing discussion with ChaoriSky Solar, there were no indications that ChaoriSky Solar has intention not to pay off the accounts receivable when the fund becomes available.

The Company respectfully advises the Staff that it has disclosed the amount of revenue it recognized from ChaoriSky Solar in period from 2011 to 2013 and in response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Revised Registration Statement to provide additional information on the amount of cash the Company has collected from ChaoriSky Solar, the amount of assets the Company has purchased from ChaoriSky Solar in order to settle the amount due from them and the facts and circumstances that lead to these transactions.

35. Disposal of Solar Parks Under Development, Other Assets and Discharge of Liabilities Through Disposal of Subsidiaries, page F-66

23.       Please revise your filing to clarify where and how the gain on disposal disclosed on page F-67 is reflected in your financial statements or revise this disclosure accordingly.

In response to the Staff’s comment, the Company has revised disclosure on page F-67 of the Revised Registration Statement.

*                                         *                                         *                                         *

If it would facilitate your review of the Revised Registration Statement, we would be pleased to provide an electronic copy of the Revised Registration Statement in PDF format.

If you have any questions regarding this submission, please contact the undersigned by phone at +852-2978-8002 or shuang.zhao@shearman.com. Questions relating to accounting and auditing matters of the Company may also be directed to Mr. Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered accounting firm of the Company, at +86-21-6141 1990 or nlin@deloitte.com.cn.

Very truly yours,

/s/ Shuang Zhao
Shuang Zhao

Enclosures

cc:                          Amy Zhang, Chief Executive Officer, Sky Power Holdings Ltd.
Jonathan Zonis, Clifford Chance US LLP

Neo Lin, Deloitte Touche Tohmatsu Certified Public Accountants LLP